UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2018

TIM S.p.A.

A company directed and coordinated by Vivendi S.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: Pietro Scott Jovane appointed the new Chief Commercial Officer

Rome, 21 March 2018

TIM is pleased to announce that Pietro Scott Jovane will be joining the Group as Chief Commercial Officer as of mid-April. He will report directly to the Chief Executive Officer, Amos Genish.

Pietro Scott Jovane’s responsibilities will include developing the company’s commercial strategy focusing in particular on the Group’s Consumer and Small Enterprise business, Top Clients and Multimedia Entertainment business. He has been tasked with speeding up the Group’s convergence of content and distribution platforms. Pietro Scott will also be responsible for activities relating to brand development and positioning.

A significant senior hire, Pietro Scott Jovane joins TIM with considerable experience in the media, technology and e-commerce industries. Previously, he was Group Controller for Seat Pagine Gialle, CEO of Microsoft Italia, CEO of RCS Mediagroup and, more recently, CEO for ePRICE.

Pietro Scott Jovane does not hold any company shares.

CV attached.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investor_relations

Pietro Scott Jovane

Pietro Scott Jovane, was born on September 27th, 1968, in Cambridge (Massachusetts, USA).

After graduating in Business Administration he started his career in Pilkington and then took the role of Chief Financial Officer US, Canada and Mexico in Gianni Versace S.p.A.

From 2000 to 2003 he held the position of Chief Financial Officer Division Internet Matrix, part of Seat / Telecom Italia Group.

From 2003 to 2012 at Microsoft, where he started as Chief Financial Officer and then held various positions until his appointment as Chief Executive Officer in 2008.

From 2012 to October 2015 he held the position of Chief Executive Officer of RCS MediaGroup S.p.A.

In October 2015 he joined Banzai (now ePRICE S.p.A.) and he held the position of Chief Executive Officer up to March 2018.

He is currently member of Board of Directors of Oxfam Italia.

He is married and has two children and holds US, UK and Italian Nationalities.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2018

TIM S.P.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager